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Cocoa & Butter

Bakery and patisserie cafe

383 University Ave
Palo Alto, CA 94301
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Cocoa & Butter is seeking investment to open its first brick and mortar location in Fall 2021.
First LocationLease SecuredGenerating Revenue
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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INVESTOR PERKS

Cocoa & Butter is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Marketplace Item Invest $250 or more to qualify. Unlimited available

Get a complementary marketplace item (12-ct macaron or chocolate gift box). In-store or delivery (add $10 shipping for USPS delivery).

Discount Cake or Catering Invest $500 or more to qualify. 25 of 25 remaining

Receive a 20% discount on a custom cake or special occasion catering package (max discount $200). In-store only.

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OUR CONCEPT

Cocoa & Butter is a European style bakery and patisserie cafe, offering an ambience focused on celebrating the art of food. We believe that vibrant neighborhoods are not built on ghost kitchens, but rather spaces where people can come together, especially as we recover from the pandemic.

We will offer classical European desserts, including French pastries, chocolates, macarons, and cakes.
We will offer artisan breads, soups, salads, and sandwiches made fresh daily from local ingredients.
We will be the one-stop-shop for speciality catering- from corporate and residential to special occasions such as weddings, baby

showers, and birthdays.

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This is a preview. It will become public when you start accepting investment.
OUR STORY

As a small family-owned and operated business, we have served hundreds of Bay Area customers over the past five years. We are now expanding into retail to meet the growing demand we have experienced for our services.

Our Facebook page is rated 5 stars across 45+ reviews, with 1.3k+ organic followers, growing only through word of mouth publicity.
Our Facebook reviews include heartfelt comments from our patrons who consistently describe our work as "beyond expectations."
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THE TEAM
Fouzia Rafae
Founder and Executive Chef

Fouzia Rafae, is a trained culinary professional from the International Culinary Schools at The Art Institute of California. She started Cocoa & Butter just prior to her graduation from culinary school. She leverages her baking and cooking skills, as well as culinary management, which she gained as part of her culinary education in running her own business.

Fouzia Rafae not only graduated with honors, but also earned the prestigious " Best Overall Portfolio " award amongst all of her graduating class.

After graduating from culinary school, Fouzia Rafae started her career working as pastry assistant at the renowned Wente Vineyard restaurant in Livermore, CA before eventually realizing that her heart always wanted to combine food with design. She has since focused full-time on Cocoa & Butter, combining her eye for food styling and design to turn her client's extraordinary visions into gorgeous and sumptuous food and desserts. She continues to apply the invaluable work experience that she gained at Wente in managing her food operations.

She also maintains a food blog at https://www.cocoaandbutter.com/blog which showcases the breadth of her knowledge and experience in baking and cooking, and provides recipes for modern twists on traditional classic meals and desserts from various parts of the globe.

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LOCATION

We are located on the storied University Ave in Palo Alto, which is a high traffic corridor in the heart of Silicon Valley.

Our location is in close proximity to the affluent neighborhoods of the Peninsula, as well as the South Bay.
University Ave is home to various startups, as well as the gateway to the Stanford University campus.
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THE COMPETITION

We view Paris Baguette as our closest competitor, who coincidentally is the outgoing occupant of the building we moved into. We expect to retain and gain clientele based on offerings that are unmatched by any competitor.

We offer a food menu that features global cuisine or is adaptable to dietary preferences, which no nearby competitor does.
We offer a baking studio for custom desserts and cakes for special personal or corporate occasions, which no nearby competitor does.
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COCOA AND BUTTER- BUSINESS PLAN
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THE SPACE

Our space design incorporates an architectural style that matches the eclectic taste of the modern consumer. It will provide an ambience for customers to enjoy quality time with family.

Glass windows will showcase dessert displays and cakes, with seasonal themes.
Product counters will showcase desserts, pastries, and freshly made breads.
Marketplace will showcase seasonal gifts, including macaron and chocolate boxes.
A private dining room will be available to celebrate special occasions with family or friends.
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INTENDED USE OF FUNDS

We plan to use the funds from the campaign to supplement our budget for upfront capital and operating expense.

Purchase equipment for bakery and patisserie kitchen

Hire sous-chefs, a manager, and do launch marketing

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FORECASTED MILESTONES

We have already engaged an architecture firm (WDA) and construction company (Cookline) to help us bring our dream to life in this location. The architectural and MEP drawings have also been prepared.

We hope to get our construction permits approved and break ground on construction in May.

We plan to hire our first staff by July and complete employee training by August.

If construction remains on schedule, we plan to open in the Fall (mid-September).

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MAY 2016
Started cottage food operations

Fouzia Rafae launched Cocoa and Butter as a cottage food business from home.

MAY 2017
Culinary graduation

Fouzia Rafae graduated from culinary school, receiving the "Best Portfolio Award" among all of the graduating class for her pastry portfolio.

NOV 2020
Selected brick and mortar location

After enjoying 5 successful years as a cottage food operation, Cocoa and Butter selected a brick and mortar location to expand the business.

FEB 2021
Incorporated

Cocoa and Butter incorporated as an LLC in California.

MARCH 2021
Lease signed and capital raise started

Cocoa and Butter signed the lease for the space and initiated the campaign to raise capital for its launch in Fall 2021.

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Q&A
Customer Review

"Awesome is the word that comes to mind when talking about cocoa and butter. I worked with Fouzia from https://www.cocoaandbutter.com for a baby shower that I hosted for my sister n law. She was an absolute delight to work with. Very particular, detailed and responsive to all that I had asked for. We went over ideas for decoration, color scheme and dessert and she did an amazing job putting it all together. All the guests loved everything from cake pops to the backdrop and I received a lot of compliments from them on how great everything looked and tasted. The cake was super moist and finger licking good. All in all, Fouzia is very professional and a pleasure to work with. I would highly recommend cocoandbutter for your next event!!!!" - Hina

Customer Review

"Fouzia did a wonderful job giving my husband and I the exact wedding cake we wanted! It was beautifully decorated, she pays attention to every detail, and the flavor was amazing! Highly recommend!" - Monique

Customer Review

"Thank you Cocoa & Butter for making my baby shower dream come true! Everything from the decorations to the desserts were just wonderful! Words are not enough to describe Fouzia's creativity and talent! She is also a delight to work with! Thank you so much Fouzia!!" - Ragini

Customer Review

"I ordered my son's announcement boxes from cocoa & butter and I kid you not every person fell in love not only with the taste of the chocolates but also the unique and beautiful packaging of the chocolate boxes. Fouzia brought my imagination into reality. I highly recommend her. She delivers what she promises. I am going to hire her for all my future celebrations too." - Madiha

Customer Review

"I used Cocoa and Butter for my friend's baby shower. The experience couldn't have been better. Despite being the hottest day of the summer the event turned out to be extremely elegant and memorable. Cocoa and Butter was very professional. Not just the desserts tasted great but they were aesthetically pleasing as well. Our guests loved the food boxes. We couldn't have planned a better drive by celebration than this one. Thank you cocoa and Butter for making the event beautiful and memorable !!" - Naveen

Customer Review

"I had the pleasure of working with Fouzia for my wedding and I am 100% satisfied with her work and vision for my dessert table! Her desserts are DELICIOUS, we were blown away during our tasting and we heard nothing but AMAZING reviews from our guests. Also, her vision for presenting her desserts was so elegant and beautiful. I would recommend her to anyone looking for delicious and beautiful desserts!! I will definitely use her again for future events!" - Nikki

Customer Review

"Cocoa and Butter did an OUTSTANDING job with my best friends bridal shower. From the start, Fouzia was so easy to work with & knew exactly what we wanted. Her food was SO tasty, presentation was gorgeous and her service was impeccable. All the guests that attended were raving about her catering. Throughout the event, she was attending to every detail to ensure everything went smoothly. I am so happy I found her and look forward to hiring her as a caterer for future events. Thank you so much, Fouzia!!" - Arpeeta

Customer Review

"We approached Fouzia to do our dessert menu for our holiday corporate event. We were very happy with her professionalism and her adaptability to work with us to achieve the desired results. The final product was amazing, unique and exceeded our expectations. We would definitely be using her services again. Thank you" - Imran

Customer Review

"Awesome is the word that comes to mind when talking about cocoa and butter. I worked with Fouzia from https://www.cocoaandbutter.com for a baby shower that I hosted for my sister n law. She was an absolute delight to work with. Very particular, detailed and responsive to all that I had asked for. We went over ideas for decoration, color scheme and dessert and she did an amazing job putting it all together. All the guests loved everything from cake pops to the backdrop and I received a lot of compliments from them on how great everything looked and tasted. The cake was super moist and finger licking good. All in all, Fouzia is very professional and a pleasure to work with. I would highly recommend cocoandbutter for your next event!!!!" - Hina

Customer Review

"Fouzia did a wonderful job giving my husband and I the exact wedding cake we wanted! It was beautifully decorated, she pays attention to every detail, and the flavor was amazing! Highly recommend!" - Monique

Customer Review

"Thank you Cocoa & Butter for making my baby shower dream come true! Everything from the decorations to the desserts were just wonderful! Words are not enough to describe Fouzia's creativity and talent! She is also a delight to work with! Thank you so much Fouzia!!" - Ragini

Customer Review

"I ordered my son's announcement boxes from cocoa & butter and I kid you not every person fell in love not only with the taste of the chocolates but also the unique and beautiful packaging of the chocolate boxes. Fouzia brought my imagination into reality. I highly recommend her. She delivers what she promises. I am going to hire her for all my future celebrations too." - Madiha

Customer Review

"I used Cocoa and Butter for my friend's baby shower. The experience couldn't have been better. Despite being the hottest day of the summer the event turned out to be extremely elegant and memorable. Cocoa and Butter was very professional. Not just the desserts tasted great but they were aesthetically pleasing as well. Our guests loved the food boxes. We couldn't have planned a better drive by celebration than this one. Thank you cocoa and Butter for making the event beautiful and memorable !!" - Naveen

Customer Review

"I had the pleasure of working with Fouzia for my wedding and I am 100% satisfied with her work and vision for my dessert table! Her desserts are DELICIOUS, we were blown away during our tasting and we heard nothing but AMAZING reviews from our guests. Also, her vision for presenting her desserts was so elegant and beautiful. I would recommend her to anyone looking for delicious and beautiful desserts!! I will definitely use her again for future events!" - Nikki

Customer Review

"Cocoa and Butter did an OUTSTANDING job with my best friends bridal shower. From the start, Fouzia was so easy to work with & knew exactly what we wanted. Her food was SO tasty, presentation was gorgeous and her service was impeccable. All the guests that attended were raving about her catering. Throughout the event, she was attending to every detail to ensure everything went smoothly. I am so happy I found her and look forward to hiring her as a caterer for future events. Thank you so much, Fouzia!!" - Arpeeta

Customer Review

"We approached Fouzia to do our dessert menu for our holiday corporate event. We were very happy with her professionalism and her adaptability to work with us to achieve the desired results. The final product was amazing, unique and exceeded our expectations. We would definitely be using her services again. Thank you" - Imran

Customer Review

"Awesome is the word that comes to mind when talking about cocoa and butter. I worked with Fouzia from https://www.cocoaandbutter.com for a baby shower that I hosted for my sister n law. She was an absolute delight to work with. Very particular, detailed and responsive to all that I had asked for. We went over ideas for decoration, color scheme and dessert and she did an amazing job putting it all together. All the guests loved everything from cake pops to the backdrop and I received a lot of compliments from them on how great everything looked and tasted. The cake was super moist and finger licking good. All in all, Fouzia is very professional and a pleasure to work with. I would highly recommend cocoandbutter for your next event!!!!" - Hina

Customer Review

"Fouzia did a wonderful job giving my husband and I the exact wedding cake we wanted! It was beautifully decorated, she pays attention to every detail, and the flavor was amazing! Highly recommend!" - Monique

Customer Review

"Thank you Cocoa & Butter for making my baby shower dream come true! Everything from the decorations to the desserts were just wonderful! Words are not enough to describe Fouzia's creativity and talent! She is also a delight to work with! Thank you so much Fouzia!!" - Ragini

Customer Review

"I ordered my son's announcement boxes from cocoa & butter and I kid you not every person fell in love not only with the taste of the chocolates but also the unique and beautiful packaging of the chocolate boxes. Fouzia brought my imagination into reality. I highly recommend her. She delivers what she promises. I am going to hire her for all my future celebrations too." - Madiha

Customer Review

"I used Cocoa and Butter for my friend's baby shower. The experience couldn't have been better. Despite being the hottest day of the summer the event turned out to be extremely elegant and memorable. Cocoa and Butter was very professional. Not just the desserts tasted great but they were aesthetically pleasing as well. Our guests loved the food boxes. We couldn't have planned a better drive by celebration than this one. Thank you cocoa and Butter for making the event beautiful and memorable !!" - Naveen

Customer Review

"I had the pleasure of working with Fouzia for my wedding and I am 100% satisfied with her work and vision for my dessert table! Her desserts are DELICIOUS, we were blown away during our tasting and we heard nothing but AMAZING reviews from our guests. Also, her vision for presenting her desserts was so elegant and beautiful. I would recommend her to anyone looking for delicious and beautiful desserts!! I will definitely use her again for future events!" - Nikki

Customer Review

"Cocoa and Butter did an OUTSTANDING job with my best friends bridal shower. From the start, Fouzia was so easy to work with & knew exactly what we wanted. Her food was SO tasty, presentation was gorgeous and her service was impeccable. All the guests that attended were raving about her catering. Throughout the event, she was attending to every detail to ensure everything went smoothly. I am so happy I found her and look forward to hiring her as a caterer for future events. Thank you so much, Fouzia!!" - Arpeeta

Customer Review

"We approached Fouzia to do our dessert menu for our holiday corporate event. We were very happy with her professionalism and her adaptability to work with us to achieve the desired results. The final product was amazing, unique and exceeded our expectations. We would definitely be using her services again. Thank you" - Imran

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Equipment $24,000
Initial Operating Capital $8,900
Mainvest Compensation $2,100
Total $35,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,235,000	$1,457,300	$1,690,462	$1,774,980	$1,863,726
Cost of Goods Sold	$250,000	$295,000	$342,198	$359,306	$377,270
Gross Profit	$985,000	$1,162,300	$1,348,264	$1,415,674	$1,486,456

EXPENSES

Rent	$360,000	$378,000	$396,000	$387,680	$397,372
Utilities	$15,000	$15,375	$15,759	$16,152	$16,555
Payroll	$285,000	$400,000	$460,000	$500,000	$520,000
Insurance	$5,000	$5,125	$5,253	$5,384	$5,518
Repairs & Maintenance	$9,996	$10,245	$10,501	$10,763	$11,032
Advertising	$20,004	$20,504	$21,016	$21,541	$22,079
CC Fee	$10,000	$10,250	$10,506	$10,768	$11,037
Permits, Licenses, Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Workers Comp	$20,004	$20,504	$21,016	$21,541	$22,079
Operating Profit	$249,996	$292,047	$397,707	$431,077	$469,747

This information is provided by Cocoa & Butter. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
383 University Ave-SpacePlan.png
Resume_Fouzia Rafae.pdf
Cocoa and Butter-BusinessPlan.pdf
Investment Round Status

$35,000

TARGET

$85,000

MAXIMUM

This investment round closes on May 14, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Cocoa and Butter
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested

1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.7%-1.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Cocoa and Butter's fundraising. However, Cocoa and Butter may require additional funds from alternate sources at a later date.

No operating history

Cocoa and Butter was established in February 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cocoa and Butter to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Cocoa and Butter is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cocoa and Butter and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cocoa and Butter is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cocoa and Butter might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cocoa and Butter is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cocoa and Butter nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cocoa and Butter will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cocoa and Butter is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cocoa and Butter will carry some insurance, Cocoa and Butter may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cocoa and Butter could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Cocoa and Butter needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cocoa and Butter is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cocoa and Butter fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cocoa and Butter, and the revenue of Cocoa and Butter can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cocoa and Butter to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cocoa and Butter or management), which is responsible for monitoring Cocoa and Butter's compliance with the law. Cocoa and Butter will not be required to implement these and other investor protections.

This information is provided by Cocoa & Butter. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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